EXHIBIT 3.1.1

CERTIFICATE OF AMENDMENT
OF
RESTATED ARTICLES OF INCORPORATION

MARK B. KRISTOF and CORAZON R. REYES hereby certify as follows:

1.    They are the Vice President and Secretary, respectively, of Tarrant Apparel Group, a California corporation.

2.    The introductory paragraph of Article Three of the Restated Articles of Incorporation of this corporation is amended to read in full as follows:

Three:    This corporation is authorized to issue two classes of shares of stock designated, respectively, “Common Stock” and Preferred Stock.” The number of shares of Common Stock authorized to be issued is 20,000,000 and the number of shares of Preferred Stock authorized to be issued is 2,000,000, all of which shall be without par value. Upon the amendment of this Article Three to read as hereinabove set forth, each outstanding share of the Common Stock of this corporation shall be split up and converted into two shares of Common Stock.

3.    The foregoing amendment of the Restated Articles of Incorporation of this corporation has been duly approved by the Board of Directors.

4.    Shareholder approval of the foregoing amendment of the Restated Articles of Incorporation of this corporation is not required pursuant to Section 902 (c) of the California Corporations Code. No preferred shares are outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

/s/ MARK B. KRISTOF
Mark B. Kristof, Vice President

/s/ CORAZON R. REYES
Corazon R. Reyes, Secretary
Dated: April 27, 1998